Triangle Petroleum Corporation
Suite 1250, 521-3rd Avenue SW
Calgary, Alberta, Canada T2P 3T3

July 24, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	Anne Nguyen-Parker, Branch Chief Division of Corporation Finance Donna Levy, Esq.

Re:	Triangle Petroleum Corporation Post-Effective Amendment on Form S-1 Filed June 27, 2007 File No. 333-131099

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 11, 2007 relating to the Post-Effective Amendment on Form S-1 to a Registration Statement on Form SB-2, filed with the SEC on June 27, 2007 (collectively, the “Form SB-2”). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Post-Effective Amendment No. 4 to our Form SB-2..

Where You Can Find More Information, page 1

1.	Please remove the reference to our public reference facilities in Chicago and New York.

Response

We have removed any reference to public reference facilities in Chicago and New York.

Incorporation of Documents by Reference, page 1

2.
It does not appear that you are able to incorporate by reference your previous filings pursuant to General Instruction VII of Form S-1, as you are a penny stock issuer. We refer you to the risk factor on page 10. You are also ineligible to incorporate by reference future filings into the S-1. Please revise your registration statement to specifically include the information you have omitted in reliance on General Instruction VII of Form S-1.

Securities and Exchange Commission
July 24, 2007

Response

We have removed any reference to incorporation of information by reference, either in the Form S-1 or of future filings. The Post-Effective Amendment includes all disclosure required for a Form S-1.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ MARK GUSTAFSON Mark Gustafson Chief Executive Officer